Exhibit 1

British American Tobacco p.l.c. (the “Company”)

Second Interim Dividend for the year ending 31 December 2017:
South Africa Branch Register Finalisation Information

On 5 December 2017, the Company announced that the Board had declared a second interim dividend of 43.6p per ordinary share of 25p for the year ending 31 December 2017.  The second interim dividend will be payable on 8 February 2018 to shareholders registered on either the UK main register or the South Africa branch register on 29 December 2017 (the record date).

In accordance with the JSE Limited (“JSE”) Listing Requirements, the finalisation information relating to shareholders registered on the South Africa branch register is set out in the paragraphs below.

The salient dates and other dividend declaration information announced on 5 December 2017 remain unchanged.

South Africa Branch Register: Dividend Rate

The British American Tobacco Group reports in sterling, therefore dividends are declared and payable in sterling except for shareholders on the branch register in South Africa whose dividends are payable in rand.  A rate of exchange of £:R = 18.04050 as at 13 December 2017 (the closing rate on that date as quoted by Bloomberg), results in an equivalent second interim dividend of 786.56580 SA cents per ordinary share.

South Africa Branch Register: Dividends Tax Information

South Africa Dividends Tax (at a rate of 20%), equivalent to 157.31316 SA cents per ordinary share, will be withheld from the gross interim dividend paid to shareholders on the South Africa branch register, unless a shareholder qualifies for an exemption.  After Dividends Tax has been withheld, the net dividend will be 629.25264 SA cents per ordinary share.  The second interim dividend is regarded as a ‘foreign dividend’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the Country of Income Source (“COIN”) for the payment of the second interim dividend is the United Kingdom.

At the close of business on 13 December 2017 (the latest practicable date prior to the date of the declaration of the South African rand equivalent of the second interim dividend), the Company had a total of 2,293,629,203 ordinary shares in issue (excluding treasury shares). The Company held 162,645,590 ordinary shares in treasury giving a total issued share capital of 2,456,274,793 ordinary shares.

British American Tobacco p.l.c. is registered with the South African Revenue Service (SARS) with tax reference number 9378193172.

For the avoidance of doubt, Dividends Tax and the information provided above is of only direct application to shareholders on the South Africa branch register. Shareholders on the South Africa branch register should direct any questions regarding the application of Dividends Tax to Computershare Investor Services Proprietary Limited, contact details for which are given below:

Computershare Investor Services Proprietary Limited
PO Box 61051, Marshalltown 2107, South Africa
tel: 0861 100 634; +27 11 870 8216
email enquiries: web.queries@computershare.co.za

Name of duly authorised officer of issuer responsible for making notification:

Paul McCrory
Company Secretary
British American Tobacco p.l.c.

15 December 2017

Enquiries:

Investor Relations
Mike Nightingale/Rachael Brierley/Stephanie Brassinne
+44 20 7845 1180/1519/2012

British American Tobacco Press Office
Anna Vickerstaff
+44 20 7845 2888